Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Azerbaijan: Socar, Total and GDF Suez issue a ‘Notice of Discovery and its Commerciality’ for the Absheron discovery in the Azerbaijani deep waters of the Caspian Sea

Paris, July 2 2012 - A ‘Notice of Discovery and its Commerciality’ for the Absheron discovery was submitted on June, 1 on behalf of the partnership Socar - Total - GDF Suez by operator Total E&P Absheron.

This step is an important milestone in the frame work of the Agreement on Exploration, Development and Production Sharing for the Absheron offshore block in the Azerbaijan sector of the Caspian Sea (EDPSA) signed on February 27, 2009. It is a confirmation of the importance of the discovery, announced in September 2011, on the Absheron X-2 well.

The well was drilled in 474 meters of water depth and reached a depth of 6874 m. One of the hydrocarbon bearing intervals was tested at 960 thousand cubic meters per day (km3/d) of non associated gas. During this production test, nearly 400 cubic meters per day (m3/d) – 2500 barrels per day (b/d) - of a 42,5° API condensate were also produced.

The well results indicate gas resources of 150 to 300 billions of cubic meters (Bcm) – 5 to 10 trillions of cubic feet (Tcf) - of non-associated gas with condensates in the Balakhany and Fasila formations on the Northern compartment of the structure. The elongated structure straddles approximately 270 square-kilometers and the cumulative net pay is greater than 160 meters thick.

Operations on Absheron X-2 wells are continuing with the drilling of a side track toward the Northern part of the structure.

Yves-Louis Darricarrère, President of the Exploration & Production branch of Total S.A. commented: “This declaration of commerciality is the result of the success of our more aggressive exploration program and our desire to bring discovered hydrocarbons rapidly into production. It marks an important step in our activities as operator in Azerbaijan and our good cooperation with Socar and GDF Suez”.

The Absheron field is located around 100 kilometers South East of Baku and could be developed with a limited number of wells for a first phase of development. The Work Program of the partnership now includes studies and surveys to better dimension this development. A 3D seismic campaign will be shot in 2013 and more appraisal wells may be drilled to better assess the extent and the geometry of the structure.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total subsidiary, Total E&P Absheron (TEP AB) is the operator of the Absheron license with 40% equity. The partners are Socar (40%) and GDF Suez (20%).

Total Exploration and Production in Azerbaijan

In Azerbaijan, Total has been present since 1996. In the country, the Group’s equity production reached 13,900 barrels equivalent of oil per day in 2011 from the Shah Deniz field in which Total holds a 10% share.

Total holds a 10% interest in South Caucasus Pipeline Company, owner of the SCP (South Caucasus Pipeline) gas pipeline that transports the gas produced in Shah Deniz to the Turkish and Georgian markets. Total also holds a 5% interest in BTC Co., owner of the BTC (Baku-Tbilisi-Ceyhan) oil pipeline, which connects Baku and the Mediterranean Sea.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.